Exhibit 99.3

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

March 11, 2014

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

Re:	Westport Innovations Inc. (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Westport Innovations Inc. dated  February 28, 2014 (the “Notice”) and agree with the information contained in the first statement as it relates to us, and we have no basis to agree or disagree with the information contained in the remainder of the Notice, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

(signed) Deloitte LLP

Chartered Accountants